SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
 Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

Amendment Agreement

BioLineRx Ltd. (the “Company”) announced today that on October 2, 2018 it amended its license agreement with Biokine Therapeutics Ltd. (“Biokine”), originally dated September 2, 2012, relating to the in-licensing rights to BL-8040.  The Amendment Agreement (the “Amendment”) reduces the payment owed by the Company to Biokine on Sublicense Receipts (as defined in the License Agreement) from 40% to 20% of Sublicense Receipts in exchange for (i) a cash payment from the Company to Biokine of $10 million; (ii) the issuance of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, par value NIS 0.10 per share (“Ordinary Shares”), with a value of $5 million and at a price per ADS based on the volume-weighted average trading price of the ADSs on The Nasdaq Capital Market over the prior 30-day period; and (iii) the payment of certain future milestone payments, up to an aggregate of $5 million in total, as specified in the Amendment. Additionally, in certain limited instances, if the Company enters into a Sublicense (as defined in the License Agreement) within a defined period, the Company will pay Biokine an additional 10% of any upfront Sublicense Receipts received by the Company as a result of such Sublicense. Pursuant to the Stock Purchase Agreement entered into between the Company and Biokine on October 2, 2018 (the “Stock Purchase Agreement”), the ADSs to be held by Biokine will be subject to a six-month lock-up and thereafter to volume restrictions on trading. The terms of the License Agreement otherwise remain unchanged and in full force and effect. The completion of the purchase and sale of the ADSs is expected to take place within 10 days of the Amendment’s execution.

The above summary of the Amendment and the Stock Purchase Agreement is qualified in its entirety by reference to the Amendment Agreement and the Stock Purchase Agreement which are attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

Loan Agreement

On October 2, 2018, the Company, as borrower, entered into an Agreement (the “Loan Agreement”) with Kreos Capital V (Expert Fund) L.P., as lender (the “Lender”), to provide the Company with a loan in the amount of $10 million (the “Loan”).  The Lender will have a first priority secured interest in all Company assets, including intellectual property.  The Company intends to use the Loan proceeds to satisfy its cash payment obligation under the Amendment referenced above. The Loan will have a 12-month interest-only period followed by a 36-month repayment period.  Borrowings under the Loan will bear interest at a fixed rate of 9.5% per annum (10.7%, including cash fees).

In connection with entering into the Loan Agreement, the Lender received a warrant to purchase 957,549 Ordinary Shares (the “Warrant”) at an exercise price equal to the volume-weighted average price per Ordinary Share over the 90-day period prior to the Warrant’s issuance, subject to typical adjustments. The Warrant is exercisable for a period of ten years from the date of issuance.

The above summary of the Loan Agreement and the Warrant is qualified in its entirety by reference to the Loan Agreement and the Warrant which are attached hereto as Exhibits 10.3 and 10.4, respectively, and incorporated herein by reference.

A copy of the press release announcing the above transactions is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description of Exhibit
10.1	Amendment Agreement, dated October 2, 2018, between the Company and Biokine.(1)
10.2	Stock Purchase Agreement, dated October 2, 2018, between the Company and Biokine.
10.3	Loan Agreement, dated October 2, 2018, between the Company and the Lender.
10.4	Warrant issued to the Lender.
99.1	Press release dated October 3, 2018.

(1) Portions of this exhibit have been omitted and have been filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: October 3, 2018